FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2008	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

No. S080282

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, as amended

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT RESPECTING

FORBES MEDI-TECH INC.

FORBES MEDI-TECH INC.

PETITIONER

O R D E R

BEFORE THE HONOURABLE	)	FRIDAY, THE 15TH DAY OF
)
/s/ M Justin McEwan	)	FEBRUARY, 2008

UPON THE APPLICATION OF THE PETITIONER Forbes Medi-Tech Inc. (“Forbes” or the “Petitioner”) dated January 14, 2008 coming on for hearing at Vancouver, British Columbia, on the 15th day of February, 2008, and on hearing Scott A. Dawson, counsel for the Petitioner, and no one appearing on behalf of any the Securityholders of Forbes or other persons although notice of this hearing was given in accordance with the Order of Master Taylor pronounced on January 14, 2008; AND UPON READING the material filed; AND UPON considering the fairness and reasonableness of the terms and conditions of the Plan of Arrangement, as amended (a copy of which Is attached hereto as Schedule “A”), and the transactions contemplated thereunder and the rights and interests of every person affected thereby; AND UPON finding that the terms and conditions of the transactions contemplated by the Plan of Arrangement, as amended, and the transactions contemplated thereunder are procedurally and substantively fair and reasonable to those affected;

AND UPON BEING ADVISED that it is the intention of the parties to the Arrangement to rely on section 3(a)(10) of the Securities Act of 1933 (United States), as amended, and that the declaration of the fairness and reasonableness of, and the approval of the Arrangement

2

contemplated in the Plan of Arrangement, as amended, by this Honourable Court will serve as the basis for an exemption from the registration requirements of the Securities Act of 1933 (United States), as amended, pursuant to section 3(a)(10) thereof, for the issuance and exchange of securities contemplated in connection with the Arrangement.

THIS COURT DECLARES THAT:

1.

the Arrangement provided for in the Plan of Arrangement, as amended, including the terms and conditions thereof and the issuances and exchanges of securities contemplated therein, is procedurally and substantively fair and reasonable to those affected by it, including the Petitioner and the Securityholders;

2.

upon the implementation of the Arrangement as provided for in the said Plan of Arrangement, as amended, the Arrangement shall be binding upon the Petitioner and the Securityholders.

THIS COURT ORDERS THAT:

3.

the Arrangement as provided for in the Plan of Arrangement, as amended, be and the same is hereby approved pursuant to Section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

4.

the Petitioner shall be entitled at any time to seek leave to vary this Order, to seek the advice and direction of this Court as to the implementation of the Order or to apply for such other Order or Orders as may be appropriate; and

5.

this Order be entered immediately upon the granting of same.

BY THE COURT
/s/ signed
DISTRICT REGISTRAR
APPROVED AS TO FORM:
/s/ signed
Counsel for the Petitioner

SCHEDULE “A”

FORBES MEDI-TECH INC.
PLAN OF ARRANGEMENT AS AMENDED

ARTICLE 1
INTERPRETATION

1.1

Definitions

In this Plan of Arrangement dated February 15, 2008, unless something in the subject matter or context is inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Arrangement” means the arrangement under the provisions of section 192 of the CBCA on the terms and conditions set forth in this Plan of Arrangement, subject to any amendments or modifications hereto made in accordance with Article 5 hereof or the direction of the Court in the Final Order;

“Arrangement Resolution” means the special resolution passed by the Shareholders and by the Securityholders at the Meeting approving the Arrangement;

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in Vancouver, British Columbia are authorized or required by law to be closed for business;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

“Court” means the Supreme Court of British Columbia;

“Depositary” means Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia;

“Dissent Rights” means the right of a Shareholder to dissent in respect of the Arrangement Resolution pursuant to the procedures set forth in section 190 of the CBCA, this Arrangement, the Interim Order and the Final Order;

“Dissenting Shareholder” means a Shareholder who duly exercises such holder’s Dissent Rights;

“Effective Date” means the date a certified copy of the Final Order and the certified copy of the resolution referred to in the definition of Exchange Ratio is filed with the Director under the CBCA;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;

19390|771803_2|BROTHSTEIN
15/02/2008 8:51:46 AM

“Exchange Ratio” means a ratio of not less than two and not more than eight Forbes Common Shares for each Newco Common Shares as determined by a resolution of the board of directors of Forbes passed prior to the Effective Date, a copy of which, certified by an officer of Forbes, is filed with the Director under the CBCA together with a copy of the Final Order certified by the Court;

“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended or modified by the highest court to which an appeal may be made;

“Forbes” means Forbes Medi-Tech Inc., a corporation existing under the CBCA;

“Forbes Common Shares” means the common shares in the capital of Forbes;

“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Meeting;

“Letter of Transmittal” means the letter of transmittal forwarded by Forbes to Shareholders, together with the management proxy circular in respect of the Meeting, or such other equivalent form of letter of transmittal reasonably acceptable to Forbes and Newco;

“Meeting” means the special meeting of Securityholders to be held for the purpose of considering the Arrangement Resolution, and any adjournment(s) or postponement(s) thereof;

“Newco” means 0813361 B.C. Ltd., a company incorporated under the Business Corporations Act (British Columbia), S.B.C. 2002, c. 57, as amended;

“Newco Common Shares” means common shares in the capital of Newco;

“Option” means an option granted pursuant to the Stock Option Plan;

“Optionholder” means a holder of Options at the Effective Time;

“Plan of Arrangement” means this plan of arrangement as the same may be amended, modified or supplemented from time to time in accordance with Article 5 hereof or the direction of the Court in the Final Order;

“Rights” means the rights issued pursuant to the Shareholder Rights Plan;

“Securityholder” means an optionholder, a shareholder and a warrant holder;

“Shareholder” means a holder of Forbes Common Shares as of the Effective Time;

“Shareholder Rights Plan” means the shareholder rights plan agreement dated as of February 9, 1998, and as amended and restated as of April 28, 2003, between Forbes and the Depositary, as rights agent;

19390|771803_2|BROTHSTEIN
15/02/2008 8:51:46 AM

“Stock Option Plan” means the 2007 Stock Option Plan of Forbes, approved by Forbes’s Board of Directors on April 12, 2007, approved by Forbes’s Shareholders on May 17, 2007, and implemented on June 29, 2007;

“TSX” means the Toronto Stock Exchange;

“Warrantholder” means a holder of Warrants at the Effective Time; and

“Warrants” means the warrants to purchase a total of 2,072,727 Forbes Common Shares pursuant to Class D Warrants issued by Forbes on or about October 26, 2005.

1.2

Construction

In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a)

references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Plan of Arrangement and not to any particular Article, Section or Subsection;

(b)

references to an “Article”, “Section” or “Subsection” are references to an Article, Section or Subsection of this Plan of Arrangement;

(b)

words importing the singular shall include the plural and vice versa, words importing gender shall include the masculine, feminine and neuter genders, and references to a “person” or “persons” shall include individuals, corporations, partnerships, associations, bodies politic and other entities, all as may be applicable in the context;

(c)

the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(d)

the word “includes” or “including”, when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement; and

(e)

a reference to a statute or code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or regulation.

1.3

Currency

All references to currency herein are to Canadian dollars unless otherwise specified.

19390|771803_2|BROTHSTEIN
15/02/2008 8:51:46 AM

ARTICLE 2
THE ARRANGEMENT

2.1

Arrangement Agreement

This Plan of Arrangement constitutes an arrangement as referred to in section 192 of the CBCA.

2.2

The Arrangement

At the Effective Time the following shall occur and be deemed to occur in the following order without any further act or formality, with each transaction or event being deemed to occur immediately after the occurrence of the transaction or event immediately preceding it:

(a)

Each Shareholder who is not a Dissenting Shareholder will exchange the Forbes Common Shares held by such Shareholder for Newco Common Share on the basis the Exchange Ratio;

(b)

Each Optionholder will exchange the Options held such Optionholder for options to purchase Newco Common Shares on the basis that the number of Newco Common Shares that can be purchased upon the exercise of any Option will be equal to the Exchange Ratio and that the amount to be paid to purchase one Newco Common Share upon the exercise of an Option will be equal to the amount to be paid to purchase one Forbes Common Share under such Option multiplied by the number of Forbes Common Shares that are to be exchanged for one Newco Common Share pursuant to the Exchange Ratio;

(c)

Each Warrantholder will exchange the Warrants held by such holder for warrants to purchase Newco Common Shares on the basis that the number of Newco Common Shares that can be purchased upon the exercise of any Warrant will be equal to the Exchange Ratio and that the amount to be paid to purchase one Newco Common Share upon the exercise of a Warrant will be equal to the amount to be paid to purchase one Forbes Common Share under such Warrant multiplied by the number of Forbes Common Shares that are to be exchanged for one Newco Common Share pursuant to the Exchange Ratio;

(d)

Each Right to be issued under the Shareholders Rights Plan will entitle the holder thereof to purchase that number of Newco Common Shares determined by dividing the number of Forbes Common Shares that could have been purchased upon the exercise of a Right by the number of Forbes Common Shares that are to be exchanged for a Newco Common Shares pursuant to the Exchange Ratio, and the amount to be paid to purchase one Newco Common Share upon the exercise of a Right will be equal to the amount to be paid to purchase one Forbes Common Share under the Shareholder Rights Plan multiplied by the number of Forbes Common Shares that are to be exchanged for one Newco Common Share pursuant to the Exchange Ratio;

19390|771803_2|BROTHSTEIN
15/02/2008 8:51:46 AM

(e)

The directors of Forbes will become the directors of Newco and KPMG LLP, the auditors of Forbes, will become the auditors of Newco.

(f)

The Stock Option Plan will be assumed by Newco and become the 2007 Stock Option Plan of Newco, and the Shareholder Rights Plan will be assumed by Newco and become the Shareholder Rights Plan of Newco, in each case with such changes, mutatis mutandis, as the context requires.

2.3

Fractional Securities

Any fractional securities of Newco resulting from the application of paragraphs (a), (b), (c) or (d) above will be rounded down to the next closest whole number.

ARTICLE 3
RIGHTS OF DISSENT

3.1

Rights of Dissent

A Shareholder may exercise Dissent Rights; provided that, to be effective, a notice of dissent by such Shareholder must be received by Forbes at 200 – 750 West Pender Street, Vancouver, BC, V6C 2T8, Attention: Corporate Secretary, (fax): (604) 689-7641, at or prior to 5:00 p.m., (Vancouver Time), on the date which is two Business Days preceding the date of the Meeting. A Shareholder who duly exercises such Dissent Rights and who:

(a)

is ultimately entitled to be paid the fair value of the Forbes Common Shares shall be deemed to have transferred such shares to Forbes immediately prior to the Effective Time, without any further act or formality, and free and clear of any lien, claim and encumbrance, and such shares shall be cancelled as of the Effective Time; or

(b)

is ultimately not entitled to be paid the fair value for their Forbes Common Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Shareholder as at and from the Effective Time, but in no case shall Forbes, Newco or any other person be required to recognize any such Shareholder as a holder of Forbes Common Shares after the Effective Time, and the names of such Shareholders shall be deleted from the central securities register of Forbes as of the Effective Time.

3.2

No Dissent Rights for Holders of Options, Warrants or Rights

In addition to any other restrictions in the CBCA, no holder of an Option, Warrant or Right shall be entitled to exercise Dissent Rights.

ARTICLE 4
EXCHANGE OF SECURITIES

4.1

Exchange of Share Certificates for Newco Common Shares

19390|771803_2|BROTHSTEIN
15/02/2008 8:51:46 AM

At or promptly after the Effective Time, Newco shall deposit with the Depositary, for the benefit of the Shareholders, certificates representing that number of whole Newco Common Shares to be delivered pursuant to section 2.2(a). Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented Forbes Common Shares, together with such other documents and instruments as would have been required to effect the transfer of the Forbes Common Shares under the CBCA and the articles of Forbes and such other documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, a certificate representing that number of Newco Common Shares which such holder has the right to receive, and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Forbes Common Shares which was not registered in the transfer records of Forbes, a certificate representing the proper number of Newco Common Shares may, subject to section 2.3, be issued to the transferee if the certificate representing Forbes Common Shares is presented to the Depositary accompanied by all documents required to evidence and effect such transfer. Until surrendered as contemplated by this section 4.1, each certificate which immediately prior to the Effective Time represented one or more outstanding Forbes Common Shares shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the certificate representing Newco Common Shares as contemplated by this section 4.1, less any amounts withheld pursuant to section 4.5.

4.2

Exchange of Options and Warrants

Upon surrender by an Optionholder or Warrantholder to Newco for cancellation of the Option or Warrant which immediately prior to the Effective Time represented an Option or Warrant, such Optionholder or Warrantholder, as the case may be, shall be entitled to receive in exchange therefor, and Newco shall deliver to such Optionholder or Warrantholder, as the case may be, an Option or Warrant, as the case may be, for the number of Newco Common Shares and providing for the payment of  the amount to be paid to purchase one Newco Common Shares upon the exercise of such Option or Warrant, as the case may be, determined in accordance with Sub-section 2.2(b) or 2.2(c), as the case may be, and the Option or Warrant so surrendered shall forthwith be cancelled.  Until surrendered as contemplated by this section 4.2, each Option or Warrant which immediately prior to the Effective Time represented the right to purchase one or more Forbes Common Shares shall be deemed at all times after the Effective Time to represent only the right to purchase one or more Newco Common Shares in accordance with the Exchange Ratio and the provisions of Sub-section 2.1(b) or 2.1(c), as applicable.

4.3

Lost Share Certificates

In the event that any certificate which, immediately prior to the Effective Time, represented one or more outstanding Forbes Common Shares exchanged pursuant to Section 2.2(a) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for such lost, stolen or destroyed certificate, the person to whom such cash is to be delivered shall, as a condition precedent to the delivery of such cash, give a bond satisfactory to Newco and the

19390|771803_2|BROTHSTEIN
15/02/2008 8:51:46 AM

Depositary in such sum as Newco may direct, or otherwise indemnify Newco in a manner satisfactory to Newco, against any claim that may be made against Newco in respect of the certificate alleged to have been lost, stolen or destroyed.

4.4

Extinction of Rights

If any Shareholder fails for any reason to deliver to the Depositary for cancellation the certificates formerly representing Forbes Common Shares (or an affidavit of loss and bond or other indemnity pursuant to Section 4.3, together with such other documents or instruments required to effect the transfer of Forbes Common Shares, on or before the 60th day following the Effective Date, such Shareholder shall be deemed to have donated and forfeited to Newco all cash, net of any applicable withholding or other taxes, held by the Depositary in trust for such Shareholder to which such Shareholder is entitled.

At and after the Effective Time, any certificate formerly representing Forbes Common Shares shall represent only the right to receive the number of Newco Common Shares as provided for in Subsection 2.2(a) or the amount determined under Section 3.1 in accordance with the Plan of Arrangement.

4.5

Withholding Rights

Forbes, Newco and the Depositary shall be entitled to deduct and withhold from any amount otherwise payable to any Shareholder such amounts as Forbes, Newco or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Income Tax Act (Canada), or any provision of applicable federal, provincial, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 5
AMENDMENTS

5.1

Amendments to Plan of Arrangement

(a)

Newco and Forbes reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by the other, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to Shareholders, Optionholders, and Warrantholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Newco or Forbes at any time prior to or at the Meeting (provided that the other shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the

19390|771803_2|BROTHSTEIN
15/02/2008 8:51:46 AM

Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if it is consented to by each of Newco and Forbes.

(d)

Any amendment, modification or supplement to the Plan of Arrangement may be made following the Effective Date unilaterally by Forbes; provided that it concerns a matter which, in the reasonable opinion of Forbes, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of Newco or any Shareholder.

19390|771803_2|BROTHSTEIN
15/02/2008 8:51:46 AM

Industry Canada Industrie Canada

Certificate of Arrangement

Canada Business Corporations Act

Certificat d'arrangement

Loi canadienne sur les sociétés par actions

FORBES MEDI-TECH OPERATIONS INC.

Name of CBCA corporation(s) involved - Dénomination(s) de la (des) société(s) L C S A concernée(s)

388768-5

Corporation number - Numéro de la société

I hereby certify that the arrangement set out in the attached articles of arrangement, involving the above-referenced corporation(s), has been effected under section 192 of the *Canada Business Corporations Act*

Je certifie que l'arrangement mentionné dans les clauses d'arrangement annexées, concernant la (les) société(s) susmentionnée(s), a pris effet en vertu de l'article 192 de la *Loi canadienne sur les sociétés par actions*

Richard G. Shaw
Director - Directeur

February 27, 2008 / le 27 février 2008

Date of Arrangement - Date de l'arrangement

Canada

Industry Canada | Industrie Canada

Canada Business Corporations Act | Loi canadienne sur les sociétés par actions

FORM 14.1
ARTICLES OF ARRANGEMENT
(SECTION 192)

FORMULAIRE 14.1
CLAUSES D'ARRANGEMENT
(ARTICLE 192)

1 -- Name of the applicant corporation(s) – Dénomination sociale de la (des) requérante(s) **FORBES MEDI-TECH OPERATIONS INC.** (formerly called Forbes Medi-Tech Inc.)	2 -- Corporation No(s) – N°(s) de la (des) société(s) 3887685
3 -- Name of the corporation(s) the articles of which are amended, if applicable Dénomination sociale de la (des) société(s) dont les statuts sont modifiés, le cas échéant n/a	4 -- Corporation No(s) – N°(s) de la (des) société(s)
5 -- Name of the corporation(s) created by amalgamation, if applicable Dénomination sociale de la (des) société(s) issue(s) de la (des) fusions(s) le cas échéant n/a	6 -- Corporation No(s) – N°(s) de la (des) société(s)
7 -- Name of the dissolved corporation(s), if applicable Dénomination sociale de la (des) société(s) dissoute(s) le cas échéant n/a	8 -- Corporation No(s) – N°(s) de la (des) société(s)
9 -- Name of other corporations involved, if applicable Dénomination sociale des autres sociétés en cause, le cas échéant 0813361 B.C. Ltd. to be renamed FORBES MEDI-TECH INC.	10 -- Corporation No(s). or Jurisdiction of Incorporation N°(s) de la (des) société(s)/ou loi sous le régime de laquelle elle est constituée British Columbia

11 -- In accordance with the order approving the arrangement - Conformément aux termes de l'ordonnance approuvant l'arrangement

a. ☐ The articles of the above-named corporation(s) are amended in accordance with the attached plan of arrangement
Les status de la (des) société(s) susmentionnée(s) sont modifiés en conformité avec le plan d'arrangement ci-joint

The name of ______________________ is changed to ______________________

La dénomination sociale de ______________________ est modifée pour ______________________

b. ☐ The following bodies corporate are amalgamated in accordance with the attached plan of arrangement
Les personnes morales suivantes sont fusionnées conformément au plan d'arrangement ci-joint

c. ☐ The above-named corporation(s) is (are) liquidated and dissolved in accordance with the attached plan of arrangement
La(les) société(s) susmentionnée(s) est(sont) liquidées et dissoute(s) conformément au plan d'arrangement ci-joint

d. ☑ The plan of arrangement attached hereto, involving the above named body(ies), corporate is hereby effected
Le plan d'arrangement ci-joint portant sur la(les) personne(s) morale(s) susmentionnée(s) prend effet

Signature	Printed Name – Nom en letters moulées	12 -- Capacity of – En qualité de	13 -- Tel. No.– N° de tél
[signature]	DAVID GOOLD	CFO	604-689-5899

FOR DEPARTMENTAL USE ONLY - À L'USAGE DU MINISTÈRE SEULEMENT

FEB 27 2008

IC 3189 (2003/06)

Canada

19390|771450_1|MBASA
13/02/2008 11:30:23 AM

FORBES MEDI-TECH INC.
PLAN OF ARRANGEMENT AS AMENDED

ARTICLE 1
INTERPRETATION

1.1

Definitions

In this Plan of Arrangement dated February 15, 2008, unless something in the subject matter or context is inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Arrangement” means the arrangement under the provisions of section 192 of the CBCA on the terms and conditions set forth in this Plan of Arrangement, subject to any amendments or modifications hereto made in accordance with Article 5 hereof or the direction of the Court in the Final Order;

“Arrangement Resolution” means the special resolution passed by the Shareholders and by the Securityholders at the Meeting approving the Arrangement;

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in Vancouver, British Columbia are authorized or required by law to be closed for business;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

“Court” means the Supreme Court of British Columbia;

“Depositary” means Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia;

“Dissent Rights” means the right of a Shareholder to dissent in respect of the Arrangement Resolution pursuant to the procedures set forth in section 190 of the CBCA, this Arrangement, the Interim Order and the Final Order;

“Dissenting Shareholder” means a Shareholder who duly exercises such holder’s Dissent Rights;

“Effective Date” means the date a certified copy of the Final Order and the certified copy of the resolution referred to in the definition of Exchange Ratio is filed with the Director under the CBCA;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;

“Exchange Ratio” means a ratio of not less than two and not more than eight Forbes Common Shares for each Newco Common Shares as determined by a resolution of the board of directors of Forbes passed prior to the Effective Date, a copy of which, certified by an officer of Forbes, is filed with the Director under the CBCA together with a copy of the Final Order certified by the Court;

“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended or modified by the highest court to which an appeal may be made;

“Forbes” means Forbes Medi-Tech Inc., a corporation existing under the CBCA;

“Forbes Common Shares” means the common shares in the capital of Forbes;

“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Meeting;

“Letter of Transmittal” means the letter of transmittal forwarded by Forbes to Shareholders, together with the management proxy circular in respect of the Meeting, or such other equivalent form of letter of transmittal reasonably acceptable to Forbes and Newco;

“Meeting” means the special meeting of Securityholders to be held for the purpose of considering the Arrangement Resolution, and any adjournment(s) or postponement(s) thereof;

“Newco” means 0813361 B.C. Ltd., a company incorporated under the Business Corporations Act (British Columbia), S.B.C. 2002, c. 57, as amended;

“Newco Common Shares” means common shares in the capital of Newco;

“Option” means an option granted pursuant to the Stock Option Plan;

“Optionholder” means a holder of Options at the Effective Time;

“Plan of Arrangement” means this plan of arrangement as the same may be amended, modified or supplemented from time to time in accordance with Article 5 hereof or the direction of the Court in the Final Order;

“Rights” means the rights issued pursuant to the Shareholder Rights Plan;

“Securityholder” means an optionholder, a shareholder and a warrant holder;

“Shareholder” means a holder of Forbes Common Shares as of the Effective Time;

“Shareholder Rights Plan” means the shareholder rights plan agreement dated as of February 9, 1998, and as amended and restated as of April 28, 2003, between Forbes and the Depositary, as rights agent;

“Stock Option Plan” means the 2007 Stock Option Plan of Forbes, approved by Forbes’s Board of Directors on April 12, 2007, approved by Forbes’s Shareholders on May 17, 2007, and implemented on June 29, 2007;

“TSX” means the Toronto Stock Exchange;

“Warrantholder” means a holder of Warrants at the Effective Time; and

“Warrants” means the warrants to purchase a total of 2,072,727 Forbes Common Shares pursuant to Class D Warrants issued by Forbes on or about October 26, 2005.

1.2

Construction

In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a)

references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Plan of Arrangement and not to any particular Article, Section or Subsection;

(b)

references to an “Article”, “Section” or “Subsection” are references to an Article, Section or Subsection of this Plan of Arrangement;

(b)

words importing the singular shall include the plural and vice versa, words importing gender shall include the masculine, feminine and neuter genders, and references to a “person” or “persons” shall include individuals, corporations, partnerships, associations, bodies politic and other entities, all as may be applicable in the context;

(c)

the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(d)

the word “includes” or “including”, when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement; and

(e)

a reference to a statute or code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or regulation.

1.3

Currency

All references to currency herein are to Canadian dollars unless otherwise specified.

ARTICLE 2
THE ARRANGEMENT

2.1

Arrangement Agreement

This Plan of Arrangement constitutes an arrangement as referred to in section 192 of the CBCA.

2.2

The Arrangement

At the Effective Time the following shall occur and be deemed to occur in the following order without any further act or formality, with each transaction or event being deemed to occur immediately after the occurrence of the transaction or event immediately preceding it:

(a)

Each Shareholder who is not a Dissenting Shareholder will exchange the Forbes Common Shares held by such Shareholder for Newco Common Share on the basis the Exchange Ratio;

(b)

Each Optionholder will exchange the Options held such Optionholder for options to purchase Newco Common Shares on the basis that the number of Newco Common Shares that can be purchased upon the exercise of any Option will be equal to the Exchange Ratio and that the amount to be paid to purchase one Newco Common Share upon the exercise of an Option will be equal to the amount to be paid to purchase one Forbes Common Share under such Option multiplied by the number of Forbes Common Shares that are to be exchanged for one Newco Common Share pursuant to the Exchange Ratio;

(c)

Each Warrantholder will exchange the Warrants held by such holder for warrants to purchase Newco Common Shares on the basis that the number of Newco Common Shares that can be purchased upon the exercise of any Warrant will be equal to the Exchange Ratio and that the amount to be paid to purchase one Newco Common Share upon the exercise of a Warrant will be equal to the amount to be paid to purchase one Forbes Common Share under such Warrant multiplied by the number of Forbes Common Shares that are to be exchanged for one Newco Common Share pursuant to the Exchange Ratio;

(d)

Each Right to be issued under the Shareholders Rights Plan will entitle the holder thereof to purchase that number of Newco Common Shares determined by dividing the number of Forbes Common Shares that could have been purchased upon the exercise of a Right by the number of Forbes Common Shares that are to be exchanged for a Newco Common Shares pursuant to the Exchange Ratio, and the amount to be paid to purchase one Newco Common Share upon the exercise of a Right will be equal to the amount to be paid to purchase one Forbes Common Share under the Shareholder Rights Plan multiplied by the number of Forbes Common Shares that are to be exchanged for one Newco Common Share pursuant to the Exchange Ratio;

(e)

The directors of Forbes will become the directors of Newco and KPMG LLP, the auditors of Forbes, will become the auditors of Newco.

(f)

The Stock Option Plan will be assumed by Newco and become the 2007 Stock Option Plan of Newco, and the Shareholder Rights Plan will be assumed by Newco and become the Shareholder Rights Plan of Newco, in each case with such changes, mutatis mutandis, as the context requires.

2.3

Fractional Securities

Any fractional securities of Newco resulting from the application of paragraphs (a), (b), (c) or (d) above will be rounded down to the next closest whole number.

ARTICLE 3
RIGHTS OF DISSENT

3.1

Rights of Dissent

A Shareholder may exercise Dissent Rights; provided that, to be effective, a notice of dissent by such Shareholder must be received by Forbes at 200 – 750 West Pender Street, Vancouver, BC, V6C 2T8, Attention: Corporate Secretary, (fax): (604) 689-7641, at or prior to 5:00 p.m., (Vancouver Time), on the date which is two Business Days preceding the date of the Meeting. A Shareholder who duly exercises such Dissent Rights and who:

(a)

is ultimately entitled to be paid the fair value of the Forbes Common Shares shall be deemed to have transferred such shares to Forbes immediately prior to the Effective Time, without any further act or formality, and free and clear of any lien, claim and encumbrance, and such shares shall be cancelled as of the Effective Time; or

(b)

is ultimately not entitled to be paid the fair value for their Forbes Common Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Shareholder as at and from the Effective Time, but in no case shall Forbes, Newco or any other person be required to recognize any such Shareholder as a holder of Forbes Common Shares after the Effective Time, and the names of such Shareholders shall be deleted from the central securities register of Forbes as of the Effective Time.

3.2

No Dissent Rights for Holders of Options, Warrants or Rights

In addition to any other restrictions in the CBCA, no holder of an Option, Warrant or Right shall be entitled to exercise Dissent Rights.

ARTICLE 4
EXCHANGE OF SECURITIES

4.1

Exchange of Share Certificates for Newco Common Shares

At or promptly after the Effective Time, Newco shall deposit with the Depositary, for the benefit of the Shareholders, certificates representing that number of whole Newco Common Shares to be delivered pursuant to section 2.2(a). Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented Forbes Common Shares, together with such other documents and instruments as would have been required to effect the transfer of the Forbes Common Shares under the CBCA and the articles of Forbes and such other documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, a certificate representing that number of Newco Common Shares which such holder has the right to receive, and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Forbes Common Shares which was not registered in the transfer records of Forbes, a certificate representing the proper number of Newco Common Shares may, subject to section 2.3, be issued to the transferee if the certificate representing Forbes Common Shares is presented to the Depositary accompanied by all documents required to evidence and effect such transfer. Until surrendered as contemplated by this section 4.1, each certificate which immediately prior to the Effective Time represented one or more outstanding Forbes Common Shares shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the certificate representing Newco Common Shares as contemplated by this section 4.1, less any amounts withheld pursuant to section 4.5.

4.2

Exchange of Options and Warrants

Upon surrender by an Optionholder or Warrantholder to Newco for cancellation of the Option or Warrant which immediately prior to the Effective Time represented an Option or Warrant, such Optionholder or Warrantholder, as the case may be, shall be entitled to receive in exchange therefor, and Newco shall deliver to such Optionholder or Warrantholder, as the case may be, an Option or Warrant, as the case may be, for the number of Newco Common Shares and providing for the payment of  the amount to be paid to purchase one Newco Common Shares upon the exercise of such Option or Warrant, as the case may be, determined in accordance with Sub-section 2.2(b) or 2.2(c), as the case may be, and the Option or Warrant so surrendered shall forthwith be cancelled.  Until surrendered as contemplated by this section 4.2, each Option or Warrant which immediately prior to the Effective Time represented the right to purchase one or more Forbes Common Shares shall be deemed at all times after the Effective Time to represent only the right to purchase one or more Newco Common Shares in accordance with the Exchange Ratio and the provisions of Sub-section 2.1(b) or 2.1(c), as applicable.

4.3

Lost Share Certificates

In the event that any certificate which, immediately prior to the Effective Time, represented one or more outstanding Forbes Common Shares exchanged pursuant to Section 2.2(a) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for such lost, stolen or destroyed certificate, the person to whom such cash is to be delivered shall, as a condition precedent to the delivery of such cash, give a bond satisfactory to Newco and the

Depositary in such sum as Newco may direct, or otherwise indemnify Newco in a manner satisfactory to Newco, against any claim that may be made against Newco in respect of the certificate alleged to have been lost, stolen or destroyed.

4.4

Extinction of Rights

If any Shareholder fails for any reason to deliver to the Depositary for cancellation the certificates formerly representing Forbes Common Shares (or an affidavit of loss and bond or other indemnity pursuant to Section 4.3, together with such other documents or instruments required to effect the transfer of Forbes Common Shares, on or before the 60th day following the Effective Date, such Shareholder shall be deemed to have donated and forfeited to Newco all cash, net of any applicable withholding or other taxes, held by the Depositary in trust for such Shareholder to which such Shareholder is entitled.

At and after the Effective Time, any certificate formerly representing Forbes Common Shares shall represent only the right to receive the number of Newco Common Shares as provided for in Subsection 2.2(a) or the amount determined under Section 3.1 in accordance with the Plan of Arrangement.

4.5

Withholding Rights

Forbes, Newco and the Depositary shall be entitled to deduct and withhold from any amount otherwise payable to any Shareholder such amounts as Forbes, Newco or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Income Tax Act (Canada), or any provision of applicable federal, provincial, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 5
AMENDMENTS

5.1

Amendments to Plan of Arrangement

(a)

Newco and Forbes reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by the other, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to Shareholders, Optionholders, and Warrantholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Newco or Forbes at any time prior to or at the Meeting (provided that the other shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if it is consented to by each of Newco and Forbes.

(d)

Any amendment, modification or supplement to the Plan of Arrangement may be made following the Effective Date unilaterally by Forbes; provided that it concerns a matter which, in the reasonable opinion of Forbes, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of Newco or any Shareholder.

Industry Canada | Industrie Canada

Certificate of Amendment

Canada Business Corporations Act

Certificat de modification

Loi canadienne sur les sociétés par actions

FORBES MEDI-TECH OPERATIONS INC.

Name of corporation-Dénomination de la société

388768-5

Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:

Je certifie que les statuts de la société susmentionnée ont été modifiés:

a) under section 13 of the *Canada Business Corporations Act* in accordance with the attached notice;	☐	a) en vertu de l'article 13 de la *Loi canadienne sur les sociétés par actions*, conformément à l'avis ci-joint;
b) under section 27 of the *Canada Business Corporations Act* as set out in the attached articles of amendment designating a series of shares;	☐	b) en vertu de l'article 27 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;
c) under section 179 of the *Canada Business Corporations Act* as set out in the attached articles of amendment;	☑	c) en vertu de l'article 179 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes;
d) under section 191 of the *Canada Business Corporations Act* as set out in the attached articles of reorganization;	☐	d) en vertu de l'article 191 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses de réorganisation ci-jointes;

Richard G. Shaw
Director - Directeur

February 19, 2008 / le 19 février 2008

Date of Amendment - Date de modification

Canada

Industry Canada | Industrie Canada
Corporations Canada | Corporations Canada

Form 4

Articles of Amendment

(Sections 27 and 177 of the Canada Business Corporations Act (CBCA))

Instructions

[3] Any changes in the articles of the corporation must be made in accordance with section 27 or 177 of the CBCA.

A: If an amendment involves a change of corporate name (including the addition of the English or French version of the corporate name), the new name must comply with sections 10 and 12 of the CBCA as well as part 2 of the regulations, and the Articles of Amendment must be accompanied by a Canada-biased NUANS® search report dated not more than ninety (90) days prior to the receipt of the articles by Corporations Canada. A numbered name may be assigned under subsection 11(2) of the CBCA without a NUANS® search.

D Any other amendments must correspond to the paragraphs and subparagraphs referenced in the articles being amended. If the space available is insufficient, please attach a schedule to the form.

[4] Declaration

This form must be signed by a director or an officer of the corporation (subsection 262(2) of the CBCA)

General

The information you provide in this document is collected under the authority of the CBCA and will be stored in personal information bank number IC/PPU-049. Personal information that you provide is protected under the provisions of the *Privacy Act*. However, public disclosure pursuant to section 266 of the CBCA is permitted under the *Privacy Act*.

If you require more information, please consult our web site at www.corporationscanada.ic.gc.ca or contact us at 613-941-9042 (Ottawa region) or toll-free at 1 866 333-5556 or by email at corporationscanada@ic.gc.ca

Prescribed Fees

- Corporations Canada Online Filing Centre. $200
- By mail or fax: $200 paid by cheque payable to the Receiver General for Canada or by credit card (American Express®, MasterCard® or Visa®).

Important Reminders

Change of registered office address and/or mailing address:
Complete and file Change of Registered Office Address (Form 3).

Change of directors or changes of a director's address:
Complete and file Changes Regarding Directors (Form 6).

These forms can be filed electronically, by mail or by fax free of charge.

File documents online
(except for Articles of Amalgamation)
Corporations Canada Online Filing Centre:
www.corporationscanada.ic.gc.ca

or send documents by mail
Director General,
Corporations Canada
Jean Edmonds Tower South
9th Floor
365 Laurier Ave. West
Ottawa ON K1A 0C8

By Facsimile
613-941-0999

---

1 Corporate name

Forbes Medi-Tech Inc.

2 Corporation number

3887685

3 The articles are amended as follows:
(Please note that more than one section can be filled out)

A: The corporation changes its name to

FORBES MEDI-TECH OPERATIONS INC

B: The corporation changes the province or territory in Canada where the registered office is located:
(Do not indicate the full address)

C: The corporation changes the minimum and/or maximum number of directors to.

D: Other changes: (e.g., to the classes of shares, to restrictions on share transfers, to restrictions on the businesses of the corporation to or any other provisions that are permitted by the CBCA to be set out in the Articles) Please specify.

4 Declaration

I hereby certify that I am a director or an officer of the corporation

[signature]

SIGNATURE

DAVID GOOLD | 604-689-5899

PRINT NAME | TELEPHONE NUMBER

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

IC 3069 (2008/12)

FEB 19 2008
16h56

Canada